Exhibit 99.7

Getting to know MBM®

Koch Industries, Inc. is known for its unique philosophy of Market Based Management® or MBM. Koch’s chairman and CEO, Charles Koch, describes MBM as “the framework that I credit with the enormous success of Koch Industries.” As with other Koch companies, Georgia-Pacific will educate its employees about MBM and work to implement it throughout the organization. Although it is impossible to do justice to MBM in a few short paragraphs, here are some highlights and key points to keep in mind.

The basis for the philosophy

Market Based Management was developed based on these beliefs:

•	Long-term business success comes only from creating real long-term value for customers and society, not the illusion of value.

•	The world is experiencing an unprecedented (and accelerating) rate of change.

•	To create value amid this change requires a well-founded understanding of what people value and how the world works.

•	Throughout history, the framework that leads to the greatest value creation is one based on economic freedom, individual responsibility and the rule of law.

•	A market system based on private property and economic freedom has proven to be the most effective and efficient system for creating prosperity and social progress.

The five pillars of MBM

Koch’s Market Based Management framework includes five dimensions:

•	Vision: Koch companies constantly seek opportunities, in any industry, for which their capabilities will create superior value.

•	Virtue and talents: Integrity, humility, teamwork, intellectual honesty and the desire to create real value are necessary values for a free society to function properly. Talented people who embody these virtues are an important driver in an organization’s success.

•	Knowledge processes: A key driver of prosperity is understanding what people value and how to satisfy those values. Thus, Koch companies strive to create a culture and the measures necessary to build the relevant knowledge.

•	Decision rights: Creating superior value requires that decisions be made by those who have demonstrated the ability to get results. Therefore, authorities are set more by comparative advantage than by hierarchy.

•	Incentives: Koch companies try to reward their people like entrepreneurs, paying them a portion of the long-term value they create.

Further information on MBM

Part of the transition planning now underway is the development of a curriculum for teaching Market Based Management to employees.

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Georgia-Pacific common stock described in this communication has not commenced. At the time the offer is commenced, an indirect, wholly-owned subsidiary of Koch Industries will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Georgia-Pacific will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Georgia-Pacific security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.